UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIPPINGPOINT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

888011 10 3

(CUSIP Number)

William J. Murphy

7501B N. Capital of Texas Highway

Austin, Texas 78731

(512) 681-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 888011 10 3

1.	Name of Reporting Person; S.S. or IRS Identification The McKinney Family Trust
2.	Check the Appropriate Box If A Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,257,036 8. Shared Voting Power 0 9. Sole Dispositive Power 1,257,036 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,257,036
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares N/A	☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14.	Type of Reporting Person OO

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of TippingPoint Technologies, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 7501B North Capital of Texas Highway, Austin, Texas 78731.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of The McKinney Family Trust (the “Reporting Person”), a trust formed under the laws of the State of Florida, with its principal address at 1600 Ponce de Leon Drive, Fort Lauderdale, Florida 33316.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any trustee of the Reporting Person, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any trustee of the Reporting Person, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each trustee of the Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D on March 4, 2003. The Reporting Person used working capital funds to acquire the securities.

Item 4. Purpose of the Transaction.

On December 13, 2004, the Issuer, Topaz Acquisition Corporation (“Merger Sub”) and 3Com Corporation (“3Com”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing after the Merger as the surviving corporation and a wholly owned subsidiary of 3Com. At the effective time of the Merger, each issued and outstanding share of the Issuer’s common stock will be converted into the right to receive $47.00 in cash. The Merger is conditioned upon, among other things, regulatory approvals, approval by holders of a majority of the Issuer’s common stock and other customary closing conditions.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated herein by reference.

Except as noted in this Item 4 or in Item 6 in this Amendment No. 12, the Reporting Person does not have any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Amount beneficially owned: 1,257,036

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 1,257,036

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 1,257,036

(iv)	Shared power to dispose or to direct the disposition: 0

(c)	No transactions in the Common Stock of the Issuer were effected during the past 60 days by the Reporting Person.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the execution and delivery of the Merger Agreement, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) and agreed therein to vote the shares of Common Stock owned by it (a) in favor of the adoption of the Merger Agreement; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and (c) against any of the following actions (other than those actions contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Issuer or any of its subsidiaries with any party, (ii) any sale, lease, license or transfer of any significant part of the assets of the Issuer or any of its subsidiairies, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiairies, (iv) any material change in the capitalization of the Issuer or any of its subsidiairies, or the corporate structure of the Issuer or any of its subsidiairies, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Voting Agreement, the Reporting Person delivered to 3Com an irrevocable proxy (the “Proxy”), appointing 3Com as sole and exclusive attorney-in-fact and proxy with full power of substitution and resubstitution, to vote and exercise all voting and related rights with respect to all of the shares of capital stock of the Issuer beneficially owned by the Reporting Person at every annual, special, adjourned or postponed meeting of stockholders of the Issuer held prior to the termination of the Voting Agreement and the Proxy as described below, and in every written consent in lieu of any such meeting.

The Voting Agreement and the Proxy will terminate upon the earlier to occur of (i) the date and time the Merger becomes effective in accordance with the terms and provisions of the Merger Agreement, or (ii) the termination of the Merger Agreement in accordance with its terms.

A copy of the Voting Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

2.1		Agreement and Plan of Merger dated December 13, 2004, by and among 3Com Corporation, Topaz Acquisition Corporation and TippingPoint Technologies, Inc. (incorporated by reference to TippingPoint Technologies Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2004).

4.1	*	Voting Agreement dated as of December 13, 2004, by and among 3Com Corporation, a Delaware corporation, TippingPoint Technologies, Inc., a Delaware corporation, and The McKinney Family Trust.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 23, 2004	/s/ Donald K. McKinney
Donald K. McKinney, Co-Trustee